SCHEDULE A

Transactions Reported in Item 5(c)

Reporting Person	Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)*	Maximum Price ($)	Minimum Price ($)
Robert Averick	02/13/2025	22,000	4.85	4.85	4.85
Robert Averick	02/07/2025	54,789	5.02	5.06	5.00

*Rounded to the nearest hundredth. The named Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased or sold at each separate price.